UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

October 30, 2024

Date of Report (Date of earliest event reported)

Yotta Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41357	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, Suite 301 New York, NY 10036	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 612-1400

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	YOTAU	The Nasdaq Stock Market LLC
Common Stock	YOTA	The Nasdaq Stock Market LLC
Warrants	YOTAW	The Nasdaq Stock Market LLC
Rights	YOTAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02. Unregistered Sales of Equity Securities

The Convertible Note (defined below) has been issued and the Preferred Stock (defined below) will be issued, and upon conversion or exercise of the Convertible Note, as applicable, and shares of Common Stock will be issued, pursuant to an exemption from the registration requirements of the Securities Act, of 1933, as amended (the “Securities Act”) pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act.

Item 8.01. Other Events.

As previously disclosed on the Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) by Yotta Acquisition Corporation (the “Company”) on August 21, 2024, the Company, Yotta Merger Sub Inc., a Maryland corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and DRIVEiT Financial Auto Group, Inc. (“DRIVEiT”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 20, 2024, pursuant to which Merger Sub will merge with and into DRIVEiT, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly-owned subsidiary of the Company (the “Business Combination”).

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Amendment, a copy of which is filed with the Current Report on Form 8-K as Exhibit 2.1, filed with the SEC on August 21, 2024, and is incorporated herein by reference.

On October 30, 2024, the Company and DRIVEiT entered into a Securities Purchase Agreement (the “Note SPA”) with a certain investor, pursuant to which the investor agreed to purchase a 10% Original Issue Discount Convertible Note with an aggregate principal amount of $3.894 million (the “Convertible Note”). Immediately before the closing of the Business Combination, upon the terms and subject to the conditions contained in the Convertible Note, the Convertible Note will be mandatorily converted into shares of a new series of preferred stock of DRIVEiT. Upon execution of the Note SPA, the investor purchased the full value of the Convertible Note for $2.95 million. Upon the closing of the Business Combination, the preferred stock of DRIVEiT will then be converted into a right to receive an equal number of shares of preferred stock of the Company (the “Preferred Stock”).

The foregoing description of the Note SPA is qualified in its entirety by reference to the full text of the Note SPA, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and is incorporated herein by reference.

On October 30, 2024, the Company and DRIVEiT also entered into a second Securities Purchase Agreement (the “PIPE SPA”) with a certain investor, pursuant to which, upon the terms and subject to the conditions contained therein, the investor is obligated to purchase shares of Preferred Stock for a purchase price of $8.4 million upon the closing of the Business Combination, and, after the closing of the Business Combination, in nine (9) tranches with each tranche having a purchase price of $5 million. Each purchase of shares of Preferred Stock under the PIPE SPA is for a number of shares of Preferred Stock equal to the aggregate purchase price paid by the investor plus a 10% increase, multiplied by 3.25 and divided by the Stated Value (as defined below) of the Preferred Stock.

The conversion of the Convertible Note and the closing of the purchases of Preferred Stock pursuant to the PIPE SPA are subject to certain conditions that must be satisfied or waived by the investor, including (i) the investor has entered into a registration rights agreement in a form to be reasonably acceptable to the investor including terms and conditions customary to registration rights agreements of this kind, (ii) the Certificate of Designation designating the series of Preferred Stock shall have been filed and in full force and effect, (iii) the Common Stock is listed on a national securities exchange and the Company has obtained stockholder approval of the issuance of the Preferred Stock in compliance with the rules of such exchange, (iv) the Company shall have reserved a number of shares of Common Stock equal to 250% of the number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and (v) the average daily trading volume of the Common Stock on the principal securities exchange or trading market where such Common Stock is listed or traded during the ten (10) days prior to such closing shall exceed $4 million.

For a period until the one-year anniversary of the later of (i) the date a registration statement registering the shares of Common Stock issuable upon conversion of all the shares of Preferred Stock is declared effective or (ii) the date the Company has obtained stockholder approval approving this PIPE transaction, the investor has the right, but not the obligation, to purchase additional shares of Preferred Stock for an aggregate purchase price of $100 million upon the same terms and conditions as the purchases of Preferred Stock under the PIPE SPA.

During the period commencing on the execution date and ending on the date immediately following the 90th day after the latest of: (i) the execution date (ii) the date on which a registration statement (or registration statements) registering for resale all registrable securities has been declared effective by the SEC and (iii) the date of the last purchase of Preferred Stock under the PIPE SPA (or the period during which the investor’s right to purchase additional Preferred Stock has expired, whichever is later), the Company agreed, with certain exceptions, not to directly or indirectly issue, offer, sell, or otherwise dispose of (or make any announcement) any equity security or any equity-linked or related security, any convertible securities, debt (with or related to equity), any preferred stock or any purchase rights. The Company also agreed not to enter into the Business Combination or any fundamental, transaction, such as a merger, sale of more than 50% of the outstanding voting shares, sale of substantially all assets, or other business combination, unless the successor entity assumes all of the obligations of the Company under the Convertible Notes and the other transaction documents.

The foregoing descriptions of the PIPE SPA, is qualified in its entirety by reference to the full text of the PIPE SPA, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2, and is incorporated herein by reference.

Description of the Convertible Note

The Convertible Note accrues interest at a rate of 15% per annum, has an original issue discount of 10% and matures one year from the date of issuance. The outstanding principal and accrued but unpaid interest on the Convertible Note automatically and mandatorily converts into shares of preferred stock of DRIVEiT at a conversion price equal to the Stated Value of such Preferred Stock divided by 3.25.

Upon any event of default, the interest rate automatically increases to 20% per annum. An event of default includes the following:

●	failure to timely deliver the shares upon conversion of the Convertible Note for a period of two business days;

●	failure to pay to the holder any amount due under the Convertible Note or any other related transaction document;

●	the occurrence of any default under or acceleration prior to maturity of any indebtedness (with certain exclusions) in an aggregate amount in excess of $300,000, subject to any cure or grace period provided, or a payment default under any such indebtedness, if such default remains uncured for a period of 10 consecutive trading days;

●	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings instituted by or against the Company, which have not been dismissed within 30 days;

●	the commencement by the Company of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any person to commence a UCC foreclosure sale or any other similar action under federal, state or foreign law;

●	the entry by a court of (A) a decree, order, judgment or other similar document in respect of the Company of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (B) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal, state or foreign law or (C) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of 30 consecutive days;

●	a final judgment, judgments, any arbitration or mediation award or any settlement of any litigation or any other satisfaction of any claim made by any person pursuant to any litigation, with respect to the payment of cash, securities and/or other assets with an aggregate fair value in excess of $300,000 are rendered against, agreed to or otherwise accepted by, the Company and which judgments are not, within 30 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; provided, that any judgment which is covered by insurance or an indemnity from a credit worthy party will not be included in calculating the $300,000 amount;

●	the Company breaches any representation or warranty when made, or any covenant or other term or condition of the Convertible Note or any other related transaction document, and, only, in the case of a breach of a covenant or other term or condition that is curable, if such breach remains uncured for a period of 10 consecutive trading days after the delivery by holder of written notice thereof;

●	any provision of the Convertible Note or any other related transaction document cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company denies in writing that it has any liability or obligation purported to be created under any transaction document; and

●	the termination of the Business Combination Agreement and/or the abandonment of the Business Combination.

The foregoing description of the Convertible Note, is qualified in its entirety by reference to the full text of the Convertible Note, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3, and is incorporated herein by reference.

Description of the Preferred Stock

The terms of the Preferred Stock is set forth in the Certificates of Designations of the Rights, Preferences and Limitations of such series of Preferred Stock (the “Certificate”) as more particularly described below.

Pursuant to the Certificate, each share of Preferred Stock has a stated value of $50,000 per share (the “Stated Value”). Each share of Preferred Stock is convertible into a number of shares of the Company’s Common Stock determined by dividing the Stated Value by a price per share equal to the lower of (A) 90% of the closing price of the Common Stock on the trading day immediately prior to the closing of the Business Combination and (B) 90% of the lowest daily volume weighted average price of the Common Stock in the five (5) trading days prior to such conversion; provided, however, that the conversion price may not be less than $0.10. The conversion price is subject to certain customary adjustments up certain events, including upon a recapitalization, stock split, reverse stock split, or distribution. The Preferred Stock conversion price will also be adjusted pursuant to full ratchet anti-dilution protection in the instance the Company issues or is deemed to issue Common Stock at an effective price per share that is lower than the then conversion price.

The holders of Preferred Stock are entitled to receive dividends at a rate of 15% of the Stated Value per annum from issuance until the ten-year anniversary of the issuance date (the “Dividend Term”). Dividends will be payable in either additional shares of Preferred Stock or cash as the Company may elect, provided that the Common Stock is listed on a national securities exchange, and the closing price of the Common Stock on the most recent trading day is over $0.10. If the Company fails to make a dividend payment as required by the Preferred Stock Certificate, the dividend rate will be increased to 20% for as long as such default remains ongoing and uncured. Each share of Preferred Stock also has a liquidation preference equal to the Stated Value in the event of a liquidation, dissolution or winding up of the Company. Except as provided by the Delaware General Corporation Law, the holder of each share of Series A Preferred Stock shall have no voting rights, except that, so long as the investor is entitled to purchase additional shares of Preferred Stock and, thereafter. for as long as at least 25% of the shares of Preferred Stock remain outstanding, consent of the investor (or a majority in interest of the outstanding shares of Preferred Stock) is required prior to the Company engaging in certain corporate events, including issuing new classes of securities that rank senior to or pari passu with the Preferred Stock, stock redemptions or repurchases, fundamental transactions, reclassifications, amendments or waivers of any provision of the Corporation’s Certificate of Incorporation or Bylaws relevant to the Preferred Stock, increases in the number of directors, and declarations or payment of dividends.

The Preferred Stock is not convertible by its holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.9% of the outstanding Common Stock.

The foregoing description of the Preferred Stock, is qualified in its entirety by reference to the full text of the Preferred Stock, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.4, and is incorporated herein by reference.

Amendment to Merger Agreement

On October 30, 2024, DRIVEiT and the Company entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”), which, among other things, aligned the signing of the Note SPA and PIPE SPA and the issuance of the Convertible Note with the terms of the Merger Agreement. Specifically, the Merger Agreement Amendment provides that immediately prior to the closing of the Business Combination, the Company shall (i) subrogate and replace DRIVEiT as a party to the Note SPA and the Convertible Note and assume all DRIVEiT’s obligations thereunder to consummate the financing and (ii) file a certificate of designation, in the form provided by DRIVEiT to the Company in conjunction with the Note SPA and the PIPE SPA, for the designation of the Preferred Stock as “Series A Preferred Stock” with the rights described in such certificate of designation.

The foregoing description of the Merger Agreement Amendment is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of the Company and DRIVEiT, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to DRIVEiT’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of the Company’s common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement to be filed by the Company, in the final prospectus of the Company for its initial public offering dated April 21,2022; and in the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, DRIVEiT and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Company and DRIVEiT. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of the Company’s stockholders. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to the Company, at 1185 Avenue of the Americas, Suite 301, New York, NY 10036. Investors and security holders will also be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, DRIVEiT AND THE TRANSACTIONS.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination. Information about the Company’s directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

DRIVEiT and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. Information about DRIVEiT’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or DRIVEiT, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

Exhibit No.	Description
10.1	Securities Purchase Agreement dated as of October 30, 2024, between DRIVEiT Financial Auto Group, Inc., Yotta Acquisition Corporation, and the investors listed on the Buyer Schedules attached thereto (Note SPA)
10.2	Securities Purchase Agreement dated as of October 30, 2024, between DRIVEiT Financial Auto Group, Inc., Yotta Acquisition Corporation, and the investors listed on the Buyer Schedules attached thereto (PIPE SPA)
10.3	DRIVEiT Financial Auto Group Convertible Note
10.4	Certificate of Designations of Series A Preferred Stock and Article Supplementary of Series A Preferred Stock
10.5	Amendment to Merger Agreement, dated as of October 30, 2024, by and among DRIVEiT Financial Auto Group, Inc, Yotta Acquisition Corporation, and Yotta Merger Sub Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2024	Yotta Acquisition Corporation

	By:	/s/ Hui Chen
	Name:	Hui Chen
	Title:	Chief Executive Officer

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